Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $600 Million Public Note Offering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

CALGARY, Aug. 16, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL, NYSE: PBA) is pleased to announce that it has closed its previously announced offering of $600 million of senior unsecured medium-term notes (the "Offering"). The Offering was conducted in two tranches consisting of $350 million principal amount through the re-opening of the Company's 2.99% medium-term notes, series 8, due January 22, 2024 (the "Series 8 Notes") and $250 million principal amount through the re-opening of the Company's 4.74% medium-term notes, series 9, due January 21, 2047 (the "Series 9 Notes").

The Offering was announced on August 14, 2017. The Series 8 Notes and Series 9 Notes were offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated July 27, 2017, as supplemented by a related pricing supplement dated August 14, 2017.

The net proceeds will be used to repay short-term indebtedness of the Company under its credit facilities, as well as to fund Pembina's capital program and for other general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction. The notes offered have not been approved or disapproved by any regulatory authority. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "expects", "will", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking information and statements relating to the offering, including the anticipated use of the net proceeds of the offering. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: that market and industry conditions will be as predicted; that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); that Pembina's businesses will continue to achieve sustainable financial results; and that the conditions to the closing of the offering can be met on the anticipated timelines.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: unforeseen and significant changes in market and/or industry conditions; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance of agreements in accordance with their terms; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2016, which can be found under Pembina's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on Pembina's website at www.pembina.com.  In addition, the closing of the offering may not be completed, or may be delayed, if the conditions to the closing of the offering are not satisfied on the anticipated timeline or at all.  Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all.  The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose and there can be no guarantee as to how or when such proceeds may be used.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws.

All dollar values are in Canadian dollars.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/16/c8453.html

%CIK: 0001546066

For further information: Investor Inquiries: Cameron Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com

CO: Pembina Pipeline Corporation

CNW 10:34e 16-AUG-17